October 18, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joshua Gorsky
Jason Drory
Vanessa Robertson
Mary Mast

Re:	Abivax SA
Registration Statement on Form F-1
File No. 333-274780

Acceleration Request

Requested Date: October 19, 2023

Requested Time: 4:00 P.M. Eastern Time

To the addressees set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Abivax SA (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness as of 4:00 P.M., Eastern Time, on October 19, 2023, or at such later time as the Company or its outside counsel, Cooley LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

MORGAN STANLEY & CO. LLC
LEERINK PARTNERS LLC

As representatives of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Chirag D. Surti
Name: Chirag D. Surti
Title: Executive Director

LEERINK PARTNERS LLC

By:	/s/ Jack Bannister
Name: Jack Bannister
Title: Senior Managing Director

[Signature Page to Underwriters’ Acceleration Request]